

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

William Restrepo
Chief Financial Officer
Smith International, Inc.
1310 Rankin Road
Houston, Texas 77073

>   **Re: Schlumberger N.V. (Schlumberger Limited)**
>   **Registration Statement on Form S-4**
>   **Filed April 27, 2010**
>   **File No. 333-166326**
>
>   **Smith International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **File No. 1-08514**

Dear Mr. Restrepo:

We have reviewed your filing and your response letter dated June 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Risk Factors, page 8

Our business operations in countries outside the United States are subject to a number of U.S. federal laws and regulations…, page 10

1. We note the response to prior comment 3 in your June 23, 2010 letter. However, it is not clear whether the subpoena relates to all of your historical business practices in the referenced countries and not a subset of activities. Please either confirm that the subpoena is broad and general in nature, so that you are not able to describe the nature of the particular activities underlying the subpoena at this time, or describe to us the nature of the particular activities underlying the subpoena. Please tell us which governmental authorities issued the subpoena.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard E. Chandler, Jr. (281-233-5996)